YuMe, Inc. 1204 Middlefield Road Redwood City, CA 94063 Phone (650) 591-9400 www.yume.com

December 8, 2015

Via EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	YuMe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 001-36039

Dear Mr. Pacho:

On behalf of YuMe, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is working expeditiously to respond to the Staff’s letter dated November 9, 2015 regarding the above-referenced filing. Per the Company’s telephone discussion on December 7, 2015 with Mr. Littlepage, Accounting Branch Chief, the Company requests an additional extension of time to respond to the Staff’s letter and currently expects to submit its response to the Staff’s letter on or before December 14, 2015.

Please do not hesitate to contact me at (650) 503-7919 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

YuMe, Inc.

/s/ Tony Carvalho

Tony Carvalho Chief Financial Officer

cc:	Paul Porrini, Executive Vice President, General Counsel and Secretary, YuMe, Inc.
Brian Becker, Corporate Controller, YuMe, Inc.
Robert Littlepage, SEC Accounting Branch Chief